SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

March 2, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)            NAME OF REPORTING PERSON
Jason Weiss
 _______________________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☐
                                (b) ☐
_______________________________________________________________________________________________
3)   SEC USE ONLY
_______________________________________________________________________________________________
4)      SOURCE OF FUNDS PF, OO
_______________________________________________________________________________________________
5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐
_______________________________________________________________________________________________
6)      CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                                 3,948,405*
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                                           0
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                 3,948,405*
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
0
_______________________________________________________________________________________________
11)           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,948,405*

_______________________________________________________________________________________________
12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
__________________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.59%**
__________________________________________________________________________
14)       TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

*Includes Warrants to purchase 1,155,000 shares of Common Stock which are currently exercisable.
** Based on 84,789,243 shares of Common Stock issued and outstanding as of the date hereof, plus and assuming exercise of the Reporting Person’s Warrants to purchase 1,155,000 shares of Common Stock.

Item 1.                      Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 30, 2009 by and on behalf of Jason Weiss with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp., or “Aldabra”), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 2.                      Identity and Background.

Item 2(a) – (c) are hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Jason Weiss.

As of the date of this filing, Mr. Weiss is the beneficial owner of, in the aggregate, 3,948,405 shares of Common Stock, representing approximately 4.59% of the shares of Common Stock presently outstanding.

           Mr. Weiss is a director of the Company.  The business address of Mr. Weiss is c/o Boise Inc., 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

No cash or other consideration was paid in connection with the award of shares of Common Stock to Mr. Weiss on March 15, 2010 as described in Item 4 below.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following information:

In a series of transactions starting on February 16, 2010 and ending on March 16, 2010, two trusts of Mr. Weiss sold a combined total of 210,000 shares of Common Stock.  During the same period, a trust of Mr. Weiss sold a total of 345,000 warrants to purchase Common Stock.  All such sales were made pursuant to the 10b5-1 Sales Plan Agreement previously reported.

On March 15, 2010, Mr. Weiss received an award of 18,315 shares of Common Stock under the Boise Inc. Incentive and Performance Plan.  Mr. Weiss paid no consideration for such shares.

Item 5.                      Interest in Securities of the Issuer.

Items 5(a), (c), and (e) are hereby amended and restated in their entirety as follows:

(a)  As a result of the transactions described in Item 4 above, Mr. Weiss may be deemed to beneficially own an aggregate of 3,948,405 shares of Common Stock (including in respect of Warrants to purchase 1,155,000 shares of Common Stock which are currently exercisable), or 4.59% of the outstanding Common Stock.

(c) Except as described above in Item 4, as amended hereby, Mr. Weiss has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(e) Mr. Weiss ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on or about March 2, 2010.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 18, 2010

/s/ Jason Weiss
Jason Weiss